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                             July 8, 2021

       Jianwei Li
       Chairman and Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed July 1, 2021
                                                            File No. 333-253322

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1. Please revise to update the financial statements as required by Rule 8-08 of Regulation S-
                                                        X. Accordingly, revise
the relevant discussions and disclosures as appropriate.
              You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff
       Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
       551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.
 Jianwei Li
TradeUP Acquisition Corp.
July 8, 2021
Page 2
                                         Sincerely,
FirstName LastNameJianwei Li
                                         Division of Corporation Finance
Comapany NameTradeUP Acquisition Corp.
                                         Office of Energy & Transportation
July 8, 2021 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName